Docebo Announces Change of Auditor to KPMG LLP TORONTO--(BUSINESS WIRE)--April 13, 2021--Docebo Inc. ("Docebo" or the “Company”) (Nasdaq:DCBO; TSX: DCBO) today announced that it has changed its auditors from PricewaterhouseCoopers LLP (“Former Auditor“) to KPMG LLP (“Successor Auditor“) effective March 31, 2021. At the request of the Company, the Former Auditor resigned as the auditor of the Company and the Board of Directors of the Company appointed the Successor Auditor as the new auditor effective March 31, 2021, until the close of the Company’s next Annual General Meeting. There were no reservations in the Former Auditor’s audit reports for any financial period during which the Former Auditor was the Company’s auditor. There are no “reportable events” (as the term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and the Former Auditor. In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the Company’s Audit Committee and will be filed on SEDAR accordingly. About Docebo Docebo is redefining the way enterprises leverage technology to create content, deliver training, and understand the business impact of their learning experiences. With Docebo's multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization. Contacts Dennis Fong, Investor Relations (416) 283-9930, investors@docebo.com